

Mail Stop 4561

July 7, 2017

Daniel Lender
Chief Financial Officer
QAD Inc.
100 Innovation Place
Santa Barbara, CA 93108

> **Re: QAD Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2017**
> **Filed April 7, 2017**
> **File No. 001-35013**

Dear Mr. Lender:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services